Filed Pursuant to Rule 433
Registration No. 333-159072
August 16, 2011

PRICING TERM SHEET
(To Preliminary Prospectus Supplement dated August 16, 2011)
Issuer:	The Southern Company
Security:	Series 2011A 1.95% Senior Notes due September 1, 2016
Expected Ratings:*	Baa1/A-/A (Moody’s/Standard & Poor’s/Fitch)
Size:	$500,000,000
Initial Public Offering Price:	99.848%
Maturity Date:	September 1, 2016
Treasury Benchmark:	1.50% due July 31, 2016
US Treasury Yield:	0.932%
Spread to Treasury:	+105 basis points
Re-offer Yield:	1.982%
Coupon:	1.95%
Make-Whole Call:	T+15 basis points
Interest Payment Dates:	March 1 and September 1 of each year, beginning March 1, 2012
Denominations:	$1,000 and any integral multiple thereof
CUSIP/ISIN:	842587CH8 / US842587CH88
Trade Date:	August 16, 2011
Expected Settlement Date:	August 23, 2011 (T+5)
Joint Book-Running Managers:	Citigroup Global Markets Inc. Merrill Lynch, Pierce, Fenner & Smith Incorporated U.S. Bancorp Investments, Inc. Wells Fargo Securities, LLC
Co-Managers:	Commerz Markets LLC BNP Paribas Securities Corp. Blaylock Robert Van, LLC Guzman & Company Lebenthal & Co., LLC Toussaint Capital Partners, LLC

*Note:  A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling The Southern Company collect at 1-404-506-0791, Citigroup Global Markets Inc. toll free at 1-877-858-5407, Merrill Lynch, Pierce, Fenner & Smith Incorporated toll free at 1-800-294-1322, U.S. Bancorp Investments, Inc. toll free at 1-877-558-2607 or Wells Fargo Securities, LLC toll-free at 1-800-326-5987.